CE Franklin Ltd.

Annual Report 2009

We are relentless in our pursuit of Excellence

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 49 branches situated in towns and cities that serve oil and gas fields of the Western Canada Sedimentary Basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and other non-oilfield related industries.

Shares of CE Franklin trade on the TSX (CFT) and NASDAQ (CFK) stock exchanges. Smith International Inc. (“Smith“), a major U.S. based oilfield service company, owns approximately 55% of the Company’s shares. CE Franklin leverages its relationship with Wilson Supply, a wholly owned subsidiary of Smith operating in the United States, to offer North American solutions to its customer base.

Annual Meeting of Shareholders

CE Franklin’s 2010 Annual Meeting of Shareholders will be held at the Calgary Petroleum Club in the Cardium Room, 319 – 5 Avenue S.W., Calgary, Alberta on Tuesday, April 27, 2010 at 2:30 pm Mountain time. Shareholders and other interested parties are invited to attend.

Forward-looking Statements

The information in this annual report may contain “forward-looking statements” within the meaning of applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the MD&A , including those found under the caption “Risk Factors”.

Message to Shareholders

Michael S. West, President and Chief Executive Officer

Disciplined in the execution of our strategies

CE Franklin showed resilience and discipline in 2009, balancing short-term results and long-term goals. Our growth initiatives increased our market share and helped to offset the significant drop in industry activity.

2009 Highlights

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The acquisition of an oilfield supply competitor in June gave us a presence in five new markets, increased market share in the 18 overlapping locations, and brought us several large new customers. It also gave us better geographic coverage in the heavy oil corridor along the Alberta-Saskatchewan border and added some new products that will help support our sales and marketing efforts. The acquisition, which represents about 15% of our current oilfield revenue run rate, was fully integrated in 60 days, with minimal disruption to customer service.

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Our oilfield supply business outperformed market activity in top line revenue as we gained market share by winning new customers and expanding the scope of existing contracts.

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Sales to oil sands customers increased for the fifth year in a row. This year over year growth in revenue and contribution margin, despite the curtailment of capital projects by oil sands producers, shows that we are gaining credibility and market share with our oil sands strategy. We see this segment of our business continuing to grow over the next several years.

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We added a new revenue source with the launch of our automation strategy in 2009. This initiative leverages our capability and scale to provide additional value-added products and expertise to new and existing customers. Automation sales will be more material to our results in 2010.

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We maintained an excellent safety record, with improvements in all of the key measures that we track, including at 75% reduction in recordable injuries.

Year in Review

The upheaval in global credit markets – and subsequent economic turmoil – resulted in a difficult year for our industry. As credit conditions tightened and commodity prices collapsed at the end of 2008, exploration and production companies drastically reduced their 2009 capital budgets, driving activity levels to decade low levels.

Our strategic growth initiatives helped backfill some of the revenue loss due to the steep drop in both oil and natural gas drilling. While well completions were down 55% and rig counts down 46% year over year, our sales declined only 20%.

The steep decline in industry activity levels in 2009 left an inventory overhang in the industry, putting extreme pressure on margins. Product margins were down 2.2% with gross profit at $76.6 million. Net income declined to $6.3 million ($0.36 per share).

Within the oilfield services sector, profitability during this downturn was a challenge many companies could not achieve. The fact that we remained profitable when others did not is a measure of our strength, discipline, and determination. Going forward, we will build from this foundation as we balance our strategy execution to achieve both short and long-term success.

With traditional order lead times of up to 26 weeks, the sudden and rapid decline in activity left suppliers, including CE Franklin, with more stock arriving than what the industry required. The decline in our inventory turns performance illustrated the need to accelerate our supply chain strategy. In 2009, we invested in new people and designed new processes to help improve our asset velocity in all cycles of the business. These changes will be reflected in improved inventory turns performance in 2010 and beyond.

As activity levels slowed in 2009, we took advantage of the opportunity to integrate new initiatives and, most importantly, ingrain ownership and accountability into the business.

Our Strategic Focus

Our pursuit of market share gain was accelerated by our three growth strategies – growing our customer base, driving industry consolidation, and diversifying our product lines. These strategies are focused on profitably growing revenue streams and gaining market share in all facets of our business by leveraging the investments we’ve already made in our infrastructure. Our oil sands products, our automation initiative, and our project management expertise, all leverage our existing customers, suppliers, and supply chain infrastructure and skills to strengthen the market position of our 49 branches and further differentiate CE Franklin from the competition.

We are deliberately working to utilize our Edmonton Distribution Centre, the hub in our hub-and-spoke model, to gain supply chain efficiencies and drive profitability. We are focused on continued process efficiency gains and product standardization as well as better logistical capability, improved order fill rates, and increased service capability. Continuous improvement in these areas will ultimately lower our overall transaction costs per revenue dollar, and also support our aggressive sales and marketing plans by enabling us to maintain staff levels through industry cycles and allow our employees to focus more of their time and energy on customer service to gain further market share.

In today’s environment, our customers are looking at ways to reduce costs and are willing to invest time working with us to shift processes that will drive cost savings on product and process. Through our Edmonton Distribution Centre, we have the ability to ship ‘direct to customer’ and eliminate double handling. Thus, we’re able to reward customers who can give us more lead time.

Our Edmonton Distribution Centre was designed with growth in mind. With the move into the new facility in 2008, we expanded our project staging and marshalling capability, allowing our major projects group to offer a superior project management solution. CE Franklin has developed a strong competitive position over the past four years, garnering a reputation as a solid partner to supply products to large energy projects. This credibility now allows us to advance our major projects and oil sands strategy by recruiting more talent, bringing on new products, and expanding our customer base. Oil sands project announcements are gaining momentum, and we are confident we will continue to gain market share.

With our new valve actuation centre, located in our Distribution Centre, we are able to create additional value for our customers by assembling valves and actuators as a complete package improving customers turnaround times. Linked to our western Canada oilfield and oil sands major projects businesses, our automation product initiative, bundling valve actuation, control valves and process instrumentation products together, is designed to increase sales to existing customers and secure new industrial customers. A natural extension of our existing capabilities, it leverages our existing product inventory, supply chain infrastructure, customer relationships, and extensive sales force together with the technical, sales, and application expertise of our supply partners (Rotork, Flowserve, and Endress+Hauser). In turn, our suppliers benefit from CE Franklin’s supply chain and customer management expertise. In short, these partnerships are a mutually beneficial and efficient way for us to accelerate the growth of our businesses in collaboration with our partners, without duplicating investment or effort.

We believe our supply chain expertise transcends industry boundaries. While we have predominately served the upstream energy sector, we are winning more business in the midstream and industrial sectors and can ultimately expand to other end use and geographic markets where our products and capability are also required. As we diversify our industrial customer base, we expect to expand our footprint across Canada.

Current Business Environment

Our business is largely dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada. As the global economy slowly recovers, activity in the oil and gas sector is starting to recuperate from record low levels and should improve moderately in 2010. Oil completions are expected to outpace gas completions, as natural gas fundamentals remain fragile.

Consumption of natural gas in North America has fallen considerably due to low industrial demand. Weak demand, coupled with the productivity of new shale gas resources, has led to record levels of gas in storage. While the lack of natural gas development due to low prices may accelerate production declines, a significant improvement in natural gas markets in the near term is unlikely without a broad resurgence of market demand.

With 49 branches well-situated in key producing areas throughout the Western Canada Sedimentary Basin, we are positioned to serve both oil and natural gas development as activity resumes.

However, we are not relying on a rebound in market activity to grow and improve. We remain focused on executing our strategies and are determined to work vigorously to leverage our supply chain, improve profitability, and strengthen our competitive position. Over the longer term, our strong competitive position will enable us grow our market share as conventional industry activity recovers and demand for our products and services increases. Effective execution of our oil sands strategy, as well as product and service diversification will lead to further opportunities to profitably leverage our supply chain infrastructure.

We have invested in a new Distribution Centre, increased the size of branches in key markets, and worked on supply chain efficiency gains to position CE Franklin for strong incremental earnings flow through as our growth initiatives take root and industry activity increases. Our people are enrolled in this vision and are motivated to have input, influence and accountability for it.

Contributing to our Success

In closing, I would like to thank all of our stakeholders for supporting us and contributing to our success. We’ve built a sustainable business by applying solid strategies that are not reliant on high market activity levels – and our track record has been solid. Our customers continue to work with us and challenge us to improve and our vendors continue to work with us to improve the efficiency of our supply chain.

Our expansion and diversification strategies are designed to make us a market leader and differentiate CE Franklin from the competition, but they also allow us to protect capability, diversify skills and enhance career development opportunities. I would like to acknowledge the efforts of our employees in supporting our strategies and continuing to improve customer service, especially through this downturn. Our employee furlough program (one unpaid vacation day per month) was introduced in 2009 to help protect profitability while ensuring that our customers continued to benefit from the skill and capability of our experienced staff. We`ve worked hard to recruit and retain the best people in the industry and this program has helped us to avoid the significant layoffs that many other companies have faced due to business contraction.

Going forward, we are strongly positioned for growth with a solid balance sheet, significant working capital investment, and a proven track record of profitability. We have a clear strategy to double revenues within five years by leveraging our distribution network to expand product lines, build supplier relationships, and add service capability to serve both existing and new customers and end-use markets.

We are pursuing our goals with strength, discipline, and determination. I look forward to reporting on our progress.

Michael S. West
President and Chief Executive Officer
January 28, 2010

Operations Review

Our vision is to become the best run

distribution business in Canada

CE Franklin is a market leader in the delivery of products and services to the Canadian energy industry.

We supply products essential to drilling, producing, processing, pipelining and refining hydrocarbons. In addition,
CE Franklin targets major capital construction projects in the oil sands and industrial sectors.

Our logistics capability is unparalleled, with mill-direct procurement of carbon steel pipe and fittings, direct-to-customer order fulfillment, and expertise in expediting, warehousing, project management, and document control for any type of major project.

We believe our strategies will distinguish CE Franklin from our competitors and make us the partner of choice for customers and manufacturers.

to supply the BEST products and services

Our customers can rely on us to consistently provide high quality products at competitive prices. They value the high level of service we provide from our 49 fully-stocked branch locations and the additional support that comes from having the largest distribution facility in the Canadian oilfield supply industry.

Our customers also count on the technical expertise we provide for things like bottom hole pump repair, pumping well equipment design and performance evaluation, valve automation solutions, and product standardization.

In 2009, we opened a full-service valve actuation centre in our Edmonton Distribution Centre, hired industry experts to coordinate operational and sales activities, and signed distribution agreements with leading suppliers of process automation products including Rotork, Flowserve, and Endress+Hauser, to build a complete and competitive product offering.

to be the BEST in customer service

The backbone of any service company is the quality of its customer service. Our reputation for quality products, backed by an exceptional customer service experience, has allowed CE Franklin to build strong customer loyalty. Many of our customer relationships span decades.

Providing value-added services to our customers is just as important as providing quality products: continuous improvement is ingrained throughout our organization.

We continue to lead the supply industry in expertise and education of our employees about the products we represent.

We pride ourselves in anticipating customer needs and providing solutions-oriented service to bring value to our customers.

to be the BEST place to work

We promise an organization that will listen to the people within it, help them learn, and help them create a company where they can do what they do best, be appreciated, and enjoy the pride of being on a winning team.

To fulfill this promise we are working to:

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Train more people, with new tools, processes, ideas and trainers.

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Map out career development opportunities.

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Add valuable tools to help our people ensure customer satisfaction.

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Listen more closely to employees and respond more decisively.

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Continue to appreciate and reward our employees.

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Solicit input and challenge our people to continually improve.

with the BEST practices in safety & environment

The 4 Life program represents the four components of Quality, Health, Safety, and Environment at CE Franklin. By raising awareness in our employees, customers, partners, and communities, 4 Life ties together these aspects and confirms our commitment to fostering best practices.

Our Edmonton Distribution Centre and our Calgary and Fort McMurray stores are ISO 9001-2000 certified, and we operate to the same high level of quality management in all of our 49 branches across Canada.

To support our commitment to safety and environmental management practices, we have adopted the comprehensive management system IRP-16, developed by the petroleum industry. CE Franklin is also an accredited member of the Partners in Injury Reduction, a collaborative initiative with the Workers’ Compensation Board. Our Alberta branches have all attained the Certificate of Recognition through the Petroleum Industry Training Service, and we pursue the same high standards for our other branches across Canada.

By working with front line employees to identify weaknesses, we are creating a safer workplace. In 2009, we achieved a:

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25% reduction in CE Franklin driver fault accidents

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75% reduction in recordable injuries

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67% reduction in lost time injuries

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78% reduction in lost days

and STRONG TIES to our communities

CE Franklin and its employees are proud of their involvement in all 49 communities where our branches are located. Our commitment to our communities is two-fold:

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First, we strive to ensure that we have healthy employees who have the time and energy to contribute to local organizations. CE Franklin strives to contribute 3% of employees’ time to volunteer activities. In 2009, our employees donated hundreds of hours to charitable causes in their communities.

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Second, we lend financial support to community projects – from helping to raise the roof on the local arena to ensuring children have lunch at school. Proudly, we are a platinum sponsor of the Starlight Starbright Children’s Foundation and every year we sponsor the wishes of several critically ill children. We also made donations to more than 100 charities, including United Way, Canadian Diabetes Association, Alberta Lung Association, Canadian Cancer Society, MS Society of Canada, and Alberta Children’s Hospital Foundation.

CE Franklin 3 on 3 Challenge Cup

In September 2010, CE Franklin will sponsor the first annual CE Franklin 3 on 3 Challenge, in support of Calgary area hospital Neonatal Intensive Care Units. In partnership with the Calgary Health Trust, our employee volunteers will host several amateur hockey teams competing for the CE Franklin 3 on 3 Challenge Cup. This charity event will engage corporate Calgary as well as our customers and vendors in the energy industry to raise funds for specialized equipment to care for sick and premature infants.

Athlete Ambassadors

Denny Morrison and teammates won gold for Canada in the men’s speed skating team pursuit at the Vancouver 2010 Winter Olympics.  Speed skater Christine Nesbitt captured gold for Canada in the women’s 1000-metres at the Vancouver 2010 Winter Olympics.

The 2010 Winter Olympics featured Canada’s athletes on the world stage and CE Franklin was honoured to support world speed skating champions and Olympians Christine Nesbitt and Denny Morrison.

These athletes, along with Canada’s leading heptathlete and Olympic contender in Beijing, Jessica Zelinka, and Professional Chuckwagon Driver and 2007 WPCA Rookie of the Year, Codey McCurrach, represent CE Franklin as our ambassadors wherever they travel.

We are proud to call them our teammates.

Leadership Team

Michael S. West

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002. Mr. West has held executive positions in the oilfield supply and distribution business for 12 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

W. Mark Schweitzer

Mr. Schweitzer is Vice President and Chief Financial Officer of CE Franklin and was appointed in August 2007. Prior to joining CE Franklin, Mr. Schweitzer was the Executive Vice President and Chief Financial Officer of a large diversified business income fund and has extensive financial experience in oil and gas, mining and other industry sectors.

Merv Day

Mr. Day is Senior Vice President, Business Development and joined CE Franklin in 2008. Prior to joining CE Franklin, Mr. Day was President of a major Canadian valve manufacturer. He has over 30 years experience in the manufacturing and distribution of valves, pipe, fittings and instrumentation in the Canadian and international energy industry.

James E. Baumgartner

Mr. Baumgartner is Vice President, Commercial Strategies and has been with the Company since 2001. Prior to joining CE Franklin, Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business. He has over 26 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

Ronald L. Koper

Mr. Koper is Vice President, Business Effectiveness and joined the Company in 2000. Over the last 25 years he has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession. Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

Timothy M. Ritchie

Mr. Ritchie is Vice President, Sales. He began his career with Franklin Supply in the field over 15 years ago and has progressively taken on roles that are more senior for the Company. Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his MBA from the University of Calgary.

Roderick H. Tatham

Mr. Tatham is Vice President, Operations. He is responsible and accountable for overall operational performance. Prior to joining CE Franklin in 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

Board of Directors

Robert McClinton

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems (“BMP”) from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as a director and the senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, Financial Executives International and the Institute of Corporate Directors (“ICD”).

David A. Dyck

Mr. Dyck was appointed to the Board in 2004. David Dyck is President and CEO of Ivanhoe Energy Canada, a Canadian-based, international, heavy oil development and production company. From 2007 to 2009 Mr. Dyck was President and CEO of LeaRidge Capital Inc., a company providing financial advisory services for corporations. From 2000 to 2007, Mr. Dyck served as Senior Vice-President, Finance and CFO for Western Oil Sands Inc., where he guided the company through 24 debt and equity financings and acted as Deal Team Leader in the Plan of Arrangement with Marathon Oil Corporation. Mr. Dyck previously spent 12 years with Summit Resources Limited, holding various roles, including Senior Vice-President Finance and Administration and CFO. He is a member of the Alberta and Canadian Institute of Chartered Accountants, the Financial Executives Institute and the ICD.

Michael J.C. Hogan

Mr. Hogan was appointed to the Board in 2006. Michael Hogan is a 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD designation.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in 1999. John Kennedy previously was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 30 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Donald McKenzie

Mr. McKenzie was elected to the Board in March 2008. Donald McKenzie retired as President and CEO of M-I SWACO, a subsidiary of Smith, on January 1, 2009 and has taken on the role as advisor to the CEO, President and COO of Smith. Mr. McKenzie joined Smith over 20 years ago as regional Vice-President, Europe & Africa and has held increasingly senior positions with the Smith group of companies. Prior to joining Smith, he served as President of Dailey Petroleum Services Corp. Mr. McKenzie is a member of the Society of Petroleum Engineers, the International Association of Drilling Contractors and the ICD.

Victor J. Stobbe

Mr. Stobbe has been a Director of CE Franklin since 2003. Victor Stobbe, a Chartered Accountant, has served as a senior officer and/or director of a number of public and private companies in the energy sector for over 30 years. From January 2004 to June 2008, Mr. Stobbe was Vice-President, Corporate Affairs and formerly CFO of Wave Energy Ltd., a private oil & gas company. In May of 2008, he retired as director of Trican Well Service Ltd. Mr. Stobbe is a member of the ICD and of the Alberta and Canadian Institute of Chartered Accountants.

Michael S. West

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002. Mr. West has held executive positions in the oilfield supply and distribution business for 12 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

Management’s Discussion and Analysis

As at January 28, 2010

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin and should be read in conjunction with the audited comparative consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principal differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 17 to the consolidated financial statements of CE Franklin.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 49 branches situated in towns and cities that serve oil and gas fields of the Western Canada Sedimentary Basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value. Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers. This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis. Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges. Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 55% of the Company’s shares.

Business Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented. There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 to $3 billion. CE Franklin competes with three other large oilfield equipment distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers. The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors. The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service. Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of oil and gas industry capital expenditures in the Western Canada Sedimentary Basin as well as by production related maintenance, repair and operating (“MRO”) requirements. MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprise 40% to 50% of the Company’s annual sales. Capital project demand fluctuates over time with oil and gas commodity prices.

The mix of products sold and customers served will affect profitability. Local walk in relationship business will typically generate higher profit margins compared to project bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Larger oil and gas customers typically have a broader geographic operating reach requiring multi-site service capability, conduct larger capital projects, and require more sophisticated billing and project management services than smaller customers. The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start up operations typically focused on servicing local relationship based MRO customers. To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 49 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada. Each branch competes for local business supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary. The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking multi-location one stop shopping and more comprehensive service. The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Smith, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

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Expand the reach and market share serviced by the Company’s distribution network. The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector. Organic growth may be complemented by selected acquisitions.

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Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

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Expand oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise.

Strategy Accomplishments

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In 2007, the Company expanded its branch network from 42 to 44 branches and increased its oilfield supply market share through the acquisition of JEN Supply Ltd. (“JEN Supply”). The Company also acquired Full Tilt Field Services Ltd. (“Full Tilt”), adding the capability to service oilfield engines and parts, enabling us to service more of our existing oilfield customer’s requirements and attract new ones.

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In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta. The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network. The larger facility also enabled us to increase the Company’s central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches. The Company opened a new branch operation in Red Earth, Alberta and expanded two existing branch facilities.

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In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a western Canadian oilfield supply competitor (the “Acquired Business”). The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and have been integrated. The remaining 5 operations were focused in the east Alberta heavy oil corridor, and have extended the Company’s distribution network reach. Total oilfield supply sales have increased an estimated 15% as a result of the acquisition. The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets. Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales. The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers. The Company recruited new product, operations and supply chain expertise into the organization to advance its strategies.

Business Outlook

Oil and gas industry activity in 2010 is expected to be comparable to the decade-low levels experienced in 2009. Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand. Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position. Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan. Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets. Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements. CE Franklin’s revenues are expected to increase modestly in 2010 due to a full year’s contribution of sales from the oilfield equipment distributor acquired in June 2009 and the expansion of the Company’s product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

(millions of Cdn. $, except per share data)
Years Ended December 31,	2009		2008		2007
	Amount	%	Amount	%	Amount	%
Sales	$437.0	100.0	$547.4	100.0	$466.3	100.0
Cost of sales	(360.4)	(82.5)	(439.7)	(80.3)	(381.7)	(81.9)
Gross profit	76.6	17.5	107.7	19.7	84.6	18.1
Selling, general and administrative expenses	(64.2)	(14.7)	(71.6)	(13.1)	(58.1)	(12.4)
Foreign exchange loss and other	–	0.0	(0.2)	(0.0)	(0.8)	(0.2)
EBITDA (1)	12.4	2.8	35.8	6.5	25.7	5.5
Amortization	(2.5)	(0.6)	(2.4)	(0.4)	(2.8)	(0.6)
Interest	(0.9)	(0.2)	(1.0)	(0.2)	(2.0)	(0.4)
Income before taxes	8.9	2.0	32.4	6.0	20.9	4.5
Income tax expense	(2.6)	(0.6)	(10.7)	(2.0)	(7.3)	(1.6)
Net income	6.3	1.4	21.7	4.0	13.6	2.9
Net income per share
Basic (Cdn. $)	$ 0.36		$ 1.19		$ 0.74
Diluted (Cdn. $)	$ 0.35		$ 1.17		$ 0.72
Weighted average number of shares outstanding (000’s)
Basic	17,750		18,255		18,337
Diluted	17,953		18,561		18,807

(1)  EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2009 compared to 2008

Net income for the year ended December 31, 2009 was $6.3 million, down $15.4 million (71%) from the year ended December 31, 2008. Sales were $437.0 million, down $110.4 million (20%) from the prior year due to decreased conventional oilfield sales offset partially by an estimated $30 million in sales (8% of 2009 oilfield sales) contributed by the Acquired Business as well as increased oil sands sales. Well completions, which tend to drive demand for oilfield equipment used in capital projects, decreased by 55% from prior year levels, contributing to the decline in the Company’s sales in 2009. Gross profit decreased by $31.1 million (29%) from the prior year. The decrease was a result of the reduction in sales combined with lower average sales margins reflecting increased lower margin oil sands and major project sales, lower tubular product margins and increased competitive pressure. Selling, general and administrative expenses decreased by $7.4 million (10%) in 2009 from the prior year as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels, partially offset by increased costs associated with the expansion of the Company’s store network resulting from the Acquired Business. Costs incurred to complete the integration of the Acquired Business were $1.5 million. Income taxes decreased by $8.1 million in 2009 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the year was down by 0.5 million (3%) from the prior year principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.36 for the year, a decrease of 70% from 2008, consistent with the decrease in net income.

2008 compared to 2007

Net income for the year ended December 31, 2008 was $21.7 million, up $8.1 million (60%) from the year ended December 31, 2007. Sales reached $547.4 million, up $81.2 million (17%) compared to the prior year. The increase in sales was attributable to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional oilfield market share and industry activity. The average rig count increased by 8% and well completions increased by 2% from prior year levels. Gross profit increased by $23.1 million (27%) over the prior year to a record $107.7 million, due to increased sales and gross profit margins. Increased supplier rebates associated with higher purchasing levels, and increased tubular margins were the principal reasons for the improvement in margins. Selling, general and administrative expenses increased by $13.5 million (23%) in 2008 to $71.6 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation expense driven by the increase in earnings, and increased facility costs associated with the opening of the new Distribution Centre in the second quarter of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in 2008. Income taxes increased by $3.4 million in 2008 due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the year was down slightly compared to the prior year. Net income per share (basic) was $1.19 for the year, an increase of 61%, consistent with the increase in net income.

Fourth Quarter Results

Net loss for the fourth quarter of 2009 was $0.5 million, down $9.3 million from the fourth quarter of 2008. Sales were $93.0 million, a decrease of $68.2 million (42%) from the fourth quarter of 2008. Capital project business comprised 50% of sales (2008 – 60%), and decreased $50.8 million (52%) from the prior year period, outperforming the 77% decrease in well completions from the comparable period. The rollover in tubular steel product prices from peak levels experienced in the fourth quarter of 2008 also contributed to the reduction in capital project sales. The acquisition of the Acquired Business in the second quarter of 2009, increased oilfield sales in the fourth quarter 2009 by an estimated 17%. Gross profit decreased by $18.6 million (55%) from the prior year period due to the decrease in sales and gross profit margins. Gross profit margins for the fourth quarter were 16.5%, down from 21.0% in the prior year period, due to lower tubular and oil sands sales margins and supplier rebates. Selling, general and administrative expenses decreased by $4.9 million (25%) to $14.6 million for the quarter as compensation, selling and marketing costs have been managed to a lower level in response to reduced sales levels. Income taxes decreased by $4.5 million in the fourth quarter compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding in the fourth quarter, decreased by 0.5 million (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net loss per share (basic) was $0.03 in the fourth quarter of 2009, a decrease of $0.51 from the $0.48 earned in the fourth quarter of 2008.

A more detailed discussion of the Company’s annual results from operations is provided below:

Sales

Sales for 2009 were $437.0 million, down $110.4 million (20%) from 2008 levels, due to decreased conventional oilfield sales offset partially by increased oil sands sales and sales from the Acquired Business. In 2008, sales were $547.4 million an increase of 17% over 2007 levels, due to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional market share and industry activity.

(millions of Cdn. $)	2009		2008		2007
End use sales demand	$	%	$	%	$	%
Capital projects	246.0	56	314.0	57	269.6	58
Maintenance, repair and operating supplies (MRO)	191.0	44	233.4	43	196.7	42
Total sales	437.0	100	547.4	100	466.3	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively. MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects. Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels. Average drilling rig counts are also used by management as a leading indicator of industry activity levels as the number of rigs in use ultimately drives well completion requirements.

The table below provides well completion, rig count and commodity price information for the last 3 years.

	As at December 31, 2009	Average for the years ended December 31
		2009	% change	2008	% change	2007
Gas – Cdn. $/gj (AECO spot)	$5.99	$3.97	(51%)	$8.18	26%	$6.47
Oil – Cdn. $/bbl (Synthetic Crude)	$84.99	$69.09	(33%)	$103.03	35%	$76.48
Average rig count	329	215	(46%)	398	8%	367
Well completions:
Oil	n/a	3,197	(49%)	6,223	14%	5,443
Gas	n/a	5,068	(59%)	12,342	(3%)	12,717
Total well completions	n/a	8,265	(55%)	18,565	2%	18,160

Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

The chart below depicts the relative relationship of Company sales to oil and gas prices and well completions over the last five years. Since 2007, Company sales have outpaced the relative change in well completions due to increased conventional oil and gas and oil sands market share growth.

Sales of capital project related products were $246.0 million in 2009, down $68 million (22%) from 2008. Capital project business for the year comprised 56% of total sales compared to 57% in 2008. Total well completions decreased 55% to 8,265 for 2009 and the average working rig count was down 46% to 215 rigs compared to 2008. Gas wells comprised 61% of the total wells completed in western Canada in 2009 compared to 66% in 2008 and 70% in 2007. The decline in oil and gas industry capital expenditures accelerated through 2009 with more significant reductions in the third and fourth quarters of 2009 as the collapse in oil and gas prices experienced earlier in 2009 coupled with reduced access to capital, constrained industry capital programs. Spot gas and oil prices ended the year at $5.99 per GJ (AECO spot) and $84.99 per bbl (Synthetic Crude), an increase of 51% and 23%, respectively, from 2009 average prices. Although oil and gas prices are starting to show signs of recovery, it is expected that a continuation of reduced industry cash flow, access to capital and capital expenditure economics, will constrain demand for the Company’s products into 2010.

Sales of capital project related products were $314.0 million in 2008, up $44.4 million (16%) from 2007. Increased capital project sales in 2008 reflected higher tubular sales due to significant product cost increases experienced during the year, and increased industry activity and market share. Total well completions increased 2% to 18,565 for 2008 while the average working rig count was up 8% to 398 rigs compared to 2007. Oil and gas capital expenditure activity began to recover in the second and third quarters of 2008 and continued through the fourth quarter resulting in part from emerging gas exploration plays in northeast British Columbia and oil pool development in southeast Saskatchewan combined with strong oil and gas prices earlier in the year.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for 2009 decreased by $42.4 million (18%) to $191.0 million compared to 2008 and comprised 44% of the Company’s total sales (2008 – 43%). The reduction in sales is due to reduced conventional oilfield activity partially offset by sales generated from the Acquired Business in the last half of the year. MRO product sales for 2008 increased by $36.7 million (19%) to $233.4 million compared to 2007 due to increased industry activity levels.

The Company services over 3,000 customers of which the top ten customers comprised 46% of total sales in 2009 (2008 – 42%, 2007 – 43%). The Company’s largest customer comprised 10% of total sales in 2009 (2008 – 10%, 2007 – 11%). The increased concentration of sales in 2009 was due to the Company’s focus on alliance customer programs coupled with lower capital program activity experienced by smaller oil and gas companies due to reduced operating cash flows and access to capital markets. This trend is expected to continue in 2010.

The Company distributes approximately 25,000 stock keeping units sourced from over 2,000 suppliers. In 2009, the top 10 suppliers comprised 34% of total cost of goods sold (2008 – 59%, 2007 – 43%) of which one supplier comprised 12% of cost of goods sold (2008 – two suppliers comprised 31% of cost of goods sold, 2007 – two suppliers comprised 28% of cost of goods sold). Reduced supplier concentration in 2009 was principally due to the decline in tubular and other capital project related product sales which tend to be focused across fewer products than MRO product sales.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on oil sands and industrial capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	2009		2008		2007
Sales ($ millions)	$	%	$	%	$	%
Oilfield	362.0	83	491.3	90	431.4	93
Oil sands	64.5	15	39.4	7	23.7	5
Production services	10.5	2	16.7	3	11.2	2
Total sales	437.0	100	547.4	100	466.3	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $362.0 million for 2009, down $129.3 million (26%) from 2008. This decrease was principally driven by the 55% decrease in well completions compared to the prior year. Sales from the Acquired Business subsequent to the June 1, 2009 acquisition date, comprised approximately 8% of annual oilfield sales and helped mitigate the impact on sales resulting from the decline in industry activity.

Sales to oil sands end use applications reached a record $64.5 million, an increase of $25.1 million (64%) compared to $39.4 million for 2008. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production service sales were $10.5 million in 2009, down $6.2 million (37%) compared to $16.7 million in 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit	2009	2008	2007
Gross profit (millions)	$76.6	$107.7	$84.6
Gross profit as a % of sales	17.5%	19.7%	18.1%
Gross profit composition by product sales category:
Tubulars	5%	13%	8%
Pipe, flanges and fittings	31%	31%	32%
Valves and accessories	19%	17%	18%
Pumps, production equipment and services	12%	15%	17%
General	33%	24%	25%
Total	100%	100%	100%

Gross profit was $76.6 million in 2009, down $31.1 million (29%) from 2008 due to the 20% decline in sales combined with a decrease in gross profit margins from 19.7% in 2008 to 17.5% in 2009. The decrease in gross profit margins reflects the increase in lower margin oil sands sales, lower tubular margins, lower supplier rebates earned in 2009 due to reduced purchasing levels, and increased competitive activity. Gross profit margins improved in 2008 from 2007 levels due to increased supplier rebates associated with higher purchasing levels and improved tubular margins reflecting tight product supply conditions in 2008. The most significant change in gross profit composition in 2009 compared to 2008 was the reduction in tubular gross profit contribution. Tubular sales and margins in 2009 have been affected by depressed drilling activity, market inventory surpluses and product cost deflation compared to 2008 when sales and margins were high due to product cost inflation and tight product supply conditions. The increase in general products profit composition reflects the relative increase in higher margin MRO sales in 2009. Gross profit reached $107.7 million in 2008, up $23.1 million (27%) from 2007, due to a 17% increase in sales and increased gross profit margins from 18.1% in 2007 to 19.7% in 2008.

Selling, General and Administrative (“SG&A”) Costs

	2009		2008		2007
($ millions)	$	%	$	%	$	%
People costs	36.2	56	41.3	58	32.8	57
Selling costs	7.5	12	10.2	14	7.8	13
Facility and office costs	13.3	21	12.8	18	9.7	17
Other	7.2	11	7.3	10	7.8	13
SG&A costs	64.2	100	71.6	100	58.1	100
SG&A costs as % of sales	15%		13%		12%

SG&A costs decreased $7.4 million (10%) in 2009 from 2008 representing 15% of sales compared to 13% in the prior year. The decline in sales outpaced the decrease in SG&A costs, reflecting the relatively high fixed cost nature of the Company’s branch network and supporting supply chain infrastructure.

The integration of the Acquired Business was completed in 2009 at a total cost of $1.5 million. The acquisition has increased the Company’s store network by 5 locations (11%) and employee base by 42 (10%). Operating costs associated with the additional store locations (excluding integration costs) were approximately $1.7 million since the June 1, 2009 acquisition.

The decrease in people costs of $5.1 million from 2008 reflects a decrease in variable compensation due to the decrease in earnings and a net 5% decrease in the number of employees. People costs increased $8.5 million (26%) in 2008 over 2007 due to a 13% increase in the number of employees resulting principally from the JEN Supply and Full Tilt acquisitions, combined with increased variable compensation resulting from the increase in the Company’s earnings. Selling costs were down $2.7 million compared to the prior year due to decreased sales commissions and a reduction in accounts receivable bad debt expense. Selling costs increased by $2.4 million in 2008 over 2007 due to increased sales commissions and higher bad debt expenses. Facility and office costs increased $0.5 million in 2009 compared to 2008 mainly due to higher lease costs associated with the expansion of the Company’s store network in 2009 and 2008. Facility costs increased by $3.1 million in 2008 over 2007, due principally to the move to the new Distribution Centre in 2008 and the full year addition of the JEN Supply and Full Tilt facilities.

The Company leases 39 of its 49 branch locations as well as its corporate office in Calgary and Distribution Centre in Edmonton. Six branch locations are owned and four are operated by agents. The Company continues to take steps to reduce its variable and fixed costs to adjust to lower industry activity levels while maintaining service capacity and advancing strategic initiatives.

Amortization Expense

Amortization expense at $2.5 million in 2009 was comparable to 2008 and 2007 levels.

Interest Expense

Interest expense was $0.9 million in 2009, down $0.1 million from 2008 and down $1.1 million from 2007 due to lower borrowing levels and a decline in average floating interest rates.

Foreign Exchange Loss and Other

There were nominal foreign exchange losses in 2009 (2008 – $0.2 million, 2007 – $0.8 million) despite significantly increased exchange rate volatility in the year. Losses reflect the impact of exchange rate fluctuations on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company’s effective tax rate for 2009 was 29.5%, compared to 33.0% and 35.0% in 2008 and 2007, respectively. The reduction in the 2009 effective rate reflects lower statutory tax rates combined with the ability to deduct the cost of stock option exercises for tax purposes, enabled by the implementation of a stock option cash settlement mechanism during 2009. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data below is presented in Canadian dollars and in accordance with Canadian GAAP. This information is derived from the Company’s unaudited quarterly financial statements.

(Unaudited)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(millions of Cdn. $, except per share data)	2008	2008	2008	2008	2009	2009	2009	2009
Sales	$140.6	$96.4	$149.3	$161.2	$140.7	$109.1	$94.1	$93.0
Gross profit	27.1	19.0	27.8	33.9	26.4	17.5	17.4	15.3
Gross profit %	19.2%	19.7%	18.6%	21.0%	18.8%	16.0%	18.5%	16.5%
EBITDA	10.2	2.3	9.1	14.3	9.5	1.7	0.5	0.6
EBITDA as a % of sales	7.2%	2.4%	6.1%	8.9%	6.8%	1.6%	0.5%	0.6%
Net income (loss)	6.3	1.0	5.7	8.8	6.0	0.6	0.2	(0.5)
Net income (loss) as a % of sales	4.5%	1.0%	3.8%	5.5%	4.3%	0.5%	0.2%	(0.5%)
Net income (loss) per share
Basic	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01	($0.03)
Diluted	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01	($0.03)
Net working capital(1)	117.4	114.9	123.1	142.8	153.2	137.0	131.1	136.6
Bank operating loan(1)	21.8	18.4	20.9	34.9	40.2	25.3	21.3	26.5
Total well completions	4,595	2,607	4,392	6,971	3,947	1,274	1,468	1,576
(1) Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances. Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2009, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008. Borrowing levels have decreased due to the Company generating $10.9 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $14.8 million reduction in net working capital. This was offset by $2.6 million in capital and other expenditures, $11.3 million related to the acquisition of the Acquired Business and $3.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2008, borrowings under the Company’s bank operating loan were $34.9 million, a decrease of $9.4 million from December 31, 2007. Borrowing levels have decreased due to the Company generating $25.8 million in cash flow from operating activities, before net changes in non-cash working capital balances. This was offset by an $8.3 million increase in net working capital, $5.2 million in capital and other expenditures, $0.9 million in repayments of long term debt and capital lease obligations and $2.0 million for the purchase of shares to resource stock compensation obligations.

As at December 31, 2007, borrowings under the Company’s bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006. Borrowing levels increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment were funded principally by bank borrowings and cash flow from operations of $9.8 million.

Net working capital was $136.6 million at December 31, 2009, a decrease of $6.2 million from December 31, 2008. Accounts receivable decreased by $33.1 million (33%) to $67.4 million at December 31, 2009 from December 31, 2008, due to the 42% decrease in fourth quarter sales partially offset by a 17% increase in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2009 to 60 days compared to 51 days in the fourth quarter of 2008. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance. Inventory decreased by $16.8 million (14%) at December 31, 2009 from December 31, 2008. Excluding the additional $10.5 million of inventory from the Acquired Business, inventory was down $27.3 million (23%) from December 31, 2008. Inventory turns for the fourth quarter of 2009 decreased to 3.0 times compared to 4.2 times in the fourth quarter of 2008 due to sales declines outpacing the reduction in inventory. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance. The company will continue to adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency. Accounts payable and accrued liabilities decreased by $44.8 million (54%) to $38.5 million at December 31, 2009 from December 31, 2008 due to decreased purchasing activity.

Capital expenditures in 2009 were $2.6 million, a decrease of $3.0 million and an increase of $0.6 million from 2008 and 2007 expenditures, respectively. The majority of the expenditures in 2009 and 2008 were directed towards branch and Distribution Centre facility expansions. Capital expenditures in 2010 are anticipated to be in the $2 million to $3 million range. Expenditures will be directed towards expanding distribution network capacity, service capability and information systems upgrades.

On June 1, 2009, the Company purchased the Acquired Business for consideration of $11.3 million. No acquisitions were completed in 2008. In 2007, the acquisition of JEN Supply, Full Tilt, and two agent operations were completed at a combined cost of $18.0 million. Acquisitions were funded principally from the Company’s bank operating loan and operating cash flow.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010. The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company. The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 3.0 times trailing twelve month EBITDA. As at December 31, 2009, the Company’s average debt to EBITDA ratio was 2.0 times (December 31, 2008 – 0.7 times) which provides a maximum borrowing ability of $51 million under the facility (2008 – $60 million). As at December 31, 2009, the ratio of the Company’s debt to total capitalization (debt plus equity) was 16% (December 31, 2008 – 20%).

Long term debt was reduced by $0.2 million during the year to $0.3 million in consideration for the settlement of a JEN Supply acquisition indemnity claim.

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year:

Period Due (millions of Canadian dollars)	Bank operating loan	Long term debt	Operating lease commitments	U.S.$ forward purchase contracts	Total
2010	26.5	–	7.4	0.9	34.8
2011	–	–	6.7	–	6.7
2012	–	0.3	6.0	–	6.3
2013	–	–	5.3	–	5.3
2014	–	–	4.6	–	4.6
thereafter	–	–	25.6	–	25.6
	26.5	0.3	55.6	0.9	83.3

Approximately 97% of operating lease obligations are related to office, warehouse, and store facility leases (2008 – 95%). Automobile and warehouse equipment leases comprised the remaining lease obligations. Future operating lease commitments at December 31, 2009 were $55.6 million, a $5.8 million decrease from 2008 commitments as no new significant lease obligations, or extension of existing lease obligations, were entered into during 2009. In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its bank operating loan facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The Company anticipates its 364 day bank operating loan will be extended in 2010 in the normal course.

Market Risk

The Company’s bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2009, the Company’s average borrowing cost was 3.2% (2008 – 3.2%, 2007 – 6.0%). Based on the Company’s borrowings levels as at December 31, 2009, a change of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.2 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses. As at December 31, 2009, the Company had entered into a contract to purchase in 2010, U.S. $0.9 million at a fixed exchange rate for the purpose of mitigating its foreign exchange exposure. The Company does not use financial instruments for speculative purposes. As at December 31, 2009, a one percent change in the Canadian dollar relative to the U.S. dollar would be expected to have no meaningful impact on net income.

Capital Stock

As at December 31, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

	December 31, 2009	December 31, 2008
(millions)	Shares	Shares
Shares outstanding	17.6	18.1
Stock options	1.2	1.3
Share units	0.4	0.2
Shares outstanding and issuable	19.2	19.6

The basic weighted average number of shares outstanding in 2009 was 17.8 million, a decrease of 0.5 million shares from the prior year due principally to the purchases of common shares under its NCIB and to resource share unit obligations. The diluted weighted average number of shares outstanding in 2009 was 18.0 million, a decrease of 0.6 million shares from 2008, comparable to the decrease in the basic weighted average number of shares outstanding.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations. For the year ended December 31, 2009, there were 120,700 common shares acquired by the trust at an average cost per share of $5.60. (2008 – 300,095 at an average cost per share of $6.86). As at December 31, 2009, the trust held 360,576 common shares (December 31, 2008 – 343,892 shares).

A stock option cash settlement mechanism was introduced during the third quarter of 2009 which enables the Company to manage share dilution while resourcing its long term incentive compensation plan on a tax efficient basis. The Company’s intention is to settle stock option exercises with cash going forward. As a result, the Company’s stock option obligations are now classified as current obligations on the balance sheet (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

On January 6, 2009, the Company announced a NCIB to purchase for cancellation through the facilities of NASDAQ, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at December 31, 2009, the Company had purchased 553,710 shares at a cost of $2.9 million ($5.17 per share). On December 23, 2009, the Company announced the renewal of the NCIB, effective January 4, 2010, to purchase up to 880,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors. As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. As at December 31, 2009 and 2008, the allowance for doubtful accounts was $2.3 million and $2.8 million, respectively.

Inventory Reserves

The Company has significant investments in inventory to service its customers. On a routine basis, the Company uses judgment in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management’s estimates are primarily influenced by market activity levels. Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2009 and December 31, 2008, the Company had recorded net realizable value reserves for inventory of $6.3 million and $2.8 million, respectively.

Goodwill

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheets as at December 31, 2009 and 2008. In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment as at December 31 at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, management’s estimates of future performance of the business, indicators of future oil and gas industry activity levels including future commodity price forecasts, and long term growth rates of 6% derived from earnings and cash flow trading multiples for comparable public energy service companies. Present value discount rate assumptions use an estimate of the Company’s weighted average cost of capital, based on the average five-year historic volatility of public energy service company share prices and benchmark interest rates. The after tax discount rate ranges from 12% to 14%. Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2009, the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase by 1% to 3%, or the assumed growth rate was reduced by 2% to 4%. See “Business Outlook” for discussion of industry conditions.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 11 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability. CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production in western Canada. Both short-term and long-term trends in oil and gas prices affect activity levels of such activity. Other factors that can impact the level of drilling, exploration and production and oil sands project activity and the overall profitability of the oil and gas industry include:

▲

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

▲

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

▲

the level of oil production by non-OPEC countries;

▲

the level of North American gas production and liquefied natural gas imports, relative to North American demand for gas;

▲

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

▲

general economic and political conditions in North America and worldwide; and

▲

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, carbon taxes, regulatory emissions reduction targets and other environmental protection measures, changes in royalty rates, taxation, price controls and availability of product transportation and refining capacity.

CE Franklin believes that any prolonged reduction in oil and gas prices or other factors that may impact the profitability of the oil and gas industry, would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability. There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas sites, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive. The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

▲

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

▲

the ability of new brokers and distributors to enter the market;

▲

price competition among existing brokers and distributors;

▲

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is obtained from one supplier. In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods. There can be no assurance that suitable alternate suppliers for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services. In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers. The Company may also experience wage inflation. These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company. Product shortages may impact profit margins or could result in the loss of customers.

The Company may experience a financial loss if inventory becomes obsolete or otherwise un-saleable.  The rate of product technical innovation and the company’s ability to return un-saleable inventory to suppliers may impact financial performance.

Significant downtime at the Company’s centralized Distribution Centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the Distribution Centre strategically located within reasonable proximity to a majority of its vendors. The Distribution Centre acts as a supply hub for its 49 branches. Significant downtime at this facility could impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience. There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its oil and gas customer base. The recent upheaval in global credit markets and decline in oil and gas prices may increase the payment risk associated with the Company’s customers.

The Company relies on its bank operating loan to finance its ongoing net working capital and other funding requirements.  CE Franklin has a $60 million borrowing facility provided by a syndicate of three banks that matures in July 2010. While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures. The bank operating loan contains restrictive covenants which, amongst other things, limits the amount of borrowing available under the facility to a maximum of 3.0 times average borrowing levels compared to EBITDA for the trailing 12 month period. Accordingly, declining profitability could limit the amount the Company may borrow under the facility.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business. As at the date of this Annual Report, CE Franklin’s largest shareholder, Smith, owned approximately 55% of the Company’s common shares outstanding. As a result, Smith has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

▲

forecasted oil and gas industry activity levels in 2010 and beyond;

▲

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

▲

the Company’s future financial condition or results of operations and future revenues and expenses;

▲

the Company’s business strategy and other plans and objectives for future operations;

▲

fluctuations in worldwide prices and demand for oil and gas;

▲

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Company’s Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is currently assessing the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. The significant differences have been identified and the impact to financial reporting, information systems and internal controls over financial reporting is being assessed. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

Recent accounting pronouncements

Under revised CICA section 1506, “Accounting Changes” and the U.S. Securities and Exchange Commission’s (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company’s financial statements when adopted.

Recent Canadian GAAP pronouncements

i)

CICA 1582 – Business Combinations, CICA 1601 – Consolidated Financial Statements and CICA 1602 – Non-controlling Interests

These statements replaced CICA 1581 – Business Combinations and CICA 1600 – Consolidated Financial Statements and established a new statement for accounting for non-controlling interests. The Company believes that the early adoption of these standards will be assessed as appropriate, as the effective date is for acquisitions on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.

Recent U.S. GAAP pronouncements

i)

Topic 855 – Subsequent events

This statement sets out to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, this statement sets forth:

▲

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

▲

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

▲

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This statement applies to interim and annual financial periods ending after June 15, 2009. The Company will review subsequent events on a case by case basis going forward in line with current reporting practices and ensure compliance at each reporting period end.

The Company has considered possible material subsequent events up to January 28, 2010. There were no such events.

ii)

Topic 860 – Accounting for transfers of financial assets

This statement amends FAS 140 – Accounting for transfers and servicing of financial assets and extinguishments of liabilities, with significant attention paid to how companies account for transfers of financial assets. This statement applies to mergers where the merger date is on or after the beginning of an initial reporting period beginning on or after December 15, 2009. The Company believes that this will have minimal effect on its financial statements, but will reassess if and when future business mergers occur.

iii)

Topic 810 – New consolidation guidance for variable interest entities

This statement amends the consolidation guidance under FIN 46 (R) – Consolidation of Variable Interest Entities, and specifically eliminated the exemption for qualifying special purpose entities. This statement will be applied prospectively for years beginning after November 15, 2009 and interim periods within those years. The Company believes that this will have minimal effect on its financial statements.

Controls and Procedures

CE Franklin’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Report of CE Franklin Management on Internal Control Over Financial Reporting

CE Franklin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s assessment, management has concluded that as of December 31, 2009, CE Franklin’s internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, as stated in its attestation report, which is included on pages 48 and 49 of this Annual Report.

There were no changes to the Company’s internal control over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control

Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on pages 48 and 49 of this Annual Report.

Michael West

Mark Schweitzer

President and Chief Executive Officer

Vice President and Chief Financial Officer

January 28, 2010

January 28, 2010

Management’s Report

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company. The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in note 1 to the consolidated financial statements. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date. The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly. CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2009 to ensure that such disclosure controls and procedures are effective. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company. The committee meets with management and the Company’s external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

Michael West

Mark Schweitzer

President and Chief Executive Officer

Vice President and Chief Financial Officer

January 28, 2010

January 28, 2010

Independent Auditors’ Report

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of CE Franklin Ltd.’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. (the “Company”) as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited CE Franklin Ltd.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 28, 2010

Consolidated Balance Sheets

(thousands of Canadian dollars)	2009	2008
ASSETS
Current assets
Accounts receivable	67,443	100,513
Inventories	102,669	119,459
Other	4,960	9,529
	175,072	229,501
Property and equipment (note 4)	10,517	9,528
Goodwill	20,570	20,570
Future income taxes (note 11)	1,457	1,186
Other	339	649
	207,955	261,434
LIABILITIES
Current liabilities
Bank operating loan (note 6)	26,549	34,948
Accounts payable and accrued liabilities	38,489	83,258
Income taxes payable (note 11)	–	3,405
	65,038	121,611
Long term debt (note 7)	290	500
	65,328	122,111
Commitments and contingencies (note 8)
SHAREHOLDERS’ EQUITY
Capital stock (note 9)	23,284	22,498
Contributed surplus	17,184	18,835
Retained earnings	102,159	97,990
	142,627	139,323
	207,955	261,434

See accompanying notes to these consolidated financial statements.

Approved by the Board:

Victor Stobbe

David Dyck

Director

Director

Consolidated Statements of Changes

in Shareholders’ Equity

(thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders’ Equity
December 31, 2006	18,223	23,586	16,213	62,676	102,475
Stock based compensation expense (note 9 (b) and (c))	–	–	1,924	–	1,924
Stock options exercised (note 9 (b))	177	838	(259)	–	579
Purchase of shares in trust for Share Unit Plans (note 9 (c))	(40)	(325)	–	–	(325)
Shares issued from Share Unit Plan Trust (note 9 (c))	10	207	(207)	–	–
Net income	–	–	–	13,567	13,567
December 31, 2007	18,370	24,306	17,671	76,243	118,220
Stock based compensation expense (note 9 (b) and (c))	–	–	1,365	–	1,365
Stock options exercised (note 9 (b))	13	69	(20)	–	49
Purchase of shares in trust for Share Unit Plans (note 9 (c))	(300)	(2,058)	–	–	(2,058)
Shares issued from Share Unit Plan Trust (note 9 (c))	11	181	(181)	–	–
Net income	–	–	–	21,747	21,747
December 31, 2008	18,094	22,498	18,835	97,990	139,323
Normal course issuer bid (note 9 (d))	(554)	(724)	–	(2,139)	(2,863)
Stock based compensation expense (note 9 (b) and (c))	–	–	1,662	–	1,662
Modification of Stock option plan (note 9 (b))	–	–	(1,276)	–	(1,276)
Stock options exercised (note 9 (b))	57	235	(86)	–	149
Purchase of shares in trust for Share Unit Plans (note 9 (c))	(121)	(676)	–	–	(676)
Shares issued from Share Unit Plan Trust (note 9 (c))	105	1,951	(1,951)	–	–
Net income	–	–	–	6,308	6,308
December 31, 2009	17,581	23,284	17,184	102,159	142,627

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Operations

(thousands of Canadian dollars except shares and per share amounts)	2009	2008	2007
Sales	437,027	547,429	466,275
Cost of sales	360,370	439,760	381,694
Gross profit	76,657	107,669	84,581
Other expenses
Selling, general and administrative expenses	64,226	71,587	58,053
Amortization	2,535	2,367	2,795
Interest expense	915	1,031	2,031
Foreign exchange loss and other	37	242	837
	67,713	75,227	63,716
Income before income taxes	8,944	32,442	20,865
Income tax expense /(recovery) (note 11)
Current	2,894	10,474	7,541
Future	(258)	221	(243)
	2,636	10,695	7,298
Net income and comprehensive income for the year	6,308	21,747	13,567
Net income per share
Basic	0.36	1.19	0.74
Diluted	0.35	1.17	0.72
Weighted average number of shares outstanding (000’s)
Basic	17,750	18,255	18,337
Diluted (note 9(e))	17,953	18,561	18,807

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	2009	2008	2007
Cash flows from operating activities
Net income	6,308	21,747	13,567
Items not affecting cash
Amortization	2,535	2,367	2,819
Future income tax expense/ (recovery)	(258)	221	(243)
Stock based compensation expense	2,306	1,365	1,924
Other	–	74	(36)
	10,891	25,774	18,031
Net change in non-cash operating working capital balances (note 10)	14,776	(8,373)	(8,195)
	25,667	17,401	9,836
Cash flows (used in)/from financing activities
Issuance of capital stock - stock option exercises (note 9(b))	149	49	579
Purchase of capital stock through normal course issuer bid (note 9(d))	(2,863)	–	–
Purchase of capital stock in trust for Share Unit Plans (note 9(c))	(676)	(2,058)	(325)
Increase/ (decrease) in bank operating loan	(8,399)	(10,231)	9,817
	(11,789)	(12,240)	10,071
Cash flows (used in)/ from investing activities
Purchase of property and equipment	(2,592)	(5,602)	(1,956)
Business combinations (note 2)	(11,286)	441	(17,963)
	(13,878)	(5,161)	(19,919)
Change in cash and cash equivalents during the year	–	–	–
Cash and cash equivalents – beginning and end of year	–	–	–
Cash paid during the year
Interest	915	1,031	2,031
Income taxes	7,230	6,594	9,375

See accompanying notes to these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”). The material differences that affect the Company’s consolidated financial statements are described in note 17.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of sales and expenses during the reporting periods.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, future tax assets (liabilities), stock based compensation and goodwill. If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounting principles applied are consistent with those set out in the Company’s annual consolidated financial statements for the year ended December 31, 2008 except as noted below. All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. The financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Change in accounting policies

Canadian GAAP

Effective January 1, 2009, the Company adopted Section 3064 – Goodwill and intangible assets. The standard replaced Section 3062 and addressed the accounting treatment of internally developed intangibles and the recognition of such assets. The adoption of this standard has been applied retroactively and has had no material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the amendments to Section 3855 – Financial instruments. The standard was amended to change the categories into which a debt instrument is required or permitted to be classified, changed the impairment model for held to maturity financial assets to the incurred credit loss model and required the reversal of previously recognized impairment losses on available for sale financial assets in specified circumstances. Management reviewed the amendments to section 3855 and concluded that there will be no change to the current classification of the financial instruments held, as they are either ‘loans and receivables’ or ‘other financial liabilities’ in nature. This also means that the changes to the impairment model would not affect the Company.

Effective September 30, 2009, the Company adopted the amendments to Section 3862 – Financial Instruments – Disclosures. The standard was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance the liquidity risk disclosure requirements for publicly accountable enterprises. Management reviewed the amendments to section 3862 and has incorporated the amendments in the respective notes.

U.S. GAAP

Effective January 1, 2009, the Company adopted Topic 805 – Business Combinations. The statement set out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Management reviewed the application of this statement and determined that it will have minimal effect on the financial statements.

Effective January 1, 2009 the Company adopted Topic 820 – Fair Value Measurements and Disclosures. This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. Management reviewed the application of this statement and determined that it will have minimal effect on the financial statements.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and investments in highly liquid instruments with maturities of 90 days or less on the date acquired.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value. Average cost includes the cost of bringing inventory to its present location and condition. The reversal of any write down of inventory arising from an increase in net realizable value shall be recognized as a reduction in cost of sales in the period in which the reversal occurred.

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization. The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	over the term of the lease	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 100%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Goodwill

In accordance with GAAP, the Company performs an annual goodwill impairment evaluation at December 31, at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required.

The fair value of the business is estimated from value in use calculations and estimated using future cash projections, discounted to their present value. The required valuation methodology and underlying financial information that is used to determine fair value, require significant judgments to be made by management. These judgments include, but are not limited to long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of estimated future cash flow and may be impacted by changes in oil and gas industry conditions. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Revenue recognition

The Company’s revenue, which is primarily comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.

Revenue from the provision of goods is recognized when the risks and rewards of ownership of goods have been transferred to the customer and collectability has been reasonably assured. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or picked up by, the customer.

Revenue from services is recognized when the service provided to the customer has been completed.

Vendor rebates

The Company enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as earned and are recorded initially as a reduction in inventory with a subsequent reduction in cost of sales when the product is sold. Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors. These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.

Stock options

The Company operates a stock option plan that is described in Note 9(b). During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

Other stock-based compensation

Restricted share units (“RSU”), performance share units (“PSU”) and deferred share units (“DSU”) are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0%-200% dependent on performance. The vesting period for RSUs and PSUs is one third per year over the three year period from the grant date. DSUs vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10-day weighted average stock price, at the date of the grant and is recorded to contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations. Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Financial instruments

The Company measures financial instruments at estimated fair value. Financial assets are categorized as “loans and receivables”, consisting of accounts receivable. Financial liabilities are categorized as “other financial liabilities” consisting of accounts payable and accrued liabilities, bank operating loan, and long term debt.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in accounts receivable and other current assets in the balance sheet.

Other financial liabilities

Other financial liabilities are financial liabilities that are not quoted on an active market and with no intention of being traded. They are included in current liabilities, except for the long term debt as it has a maturity greater than 12 months after the balance sheet date and is classified as a non-current liability.

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The values of contracts are marked to market at period end and the change in value is recognized in the Consolidated Statements of Operations.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options, RSUs, PSUs and DSUs were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year. Prospectively from September 2009, stock options are recorded as a liability and settled by means of cash payment and accordingly are no longer included in the diluted earnings per share calculation.

Recent Canadian GAAP pronouncements

i)

CICA 1582 – Business Combinations, CICA 1601 – Consolidated Financial Statements and CICA 1602 – Non-controlling Interests

These statements replaced CICA 1581 – Business Combinations and CICA 1600 – Consolidated Financial Statements and established a new statement for accounting for non-controlling interests. The Company believes that the early adoption of these standards will be assessed as appropriate, as the effective date is for acquisitions on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.

Recent U.S. GAAP pronouncements

i)

Topic 860 – Accounting for transfers of financial assets

This statement amends FAS 140 – Accounting for transfers and servicing of financial assets and extinguishments of liabilities, with significant attention paid to how companies account for transfers of financial assets. This statement applies to mergers where the merger date is on or after the beginning of an initial reporting period beginning on or after December 15, 2009. The Company believes that this will have minimal effect on its financial statements, but will reassess if and when future business mergers occur

ii)

Topic 810 – New consolidation guidance for variable interest entities

This statement amends the consolidation guidance under FIN 46 (R) – Consolidation of Variable Interest Entities, and specifically eliminated the exemption for qualifying special purpose entities. This statement will be applied prospectively for years beginning after November 15, 2009 and interim periods within those years. The Company believes that this will have no effect on its financial statements.

2.

Business Combinations

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million of post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash Consideration Paid	11,286
Net assets acquired
Inventory	10,462
Property, Equipment and Other	824
11,286

During 2008, post closing adjustments were concluded for the acquisitions in 2007 of Full Tilt Field Services Ltd. (“Full Tilt”) and JEN Supply Ltd. (“JEN Supply”), resulting in a net cash inflow of $0.4 million.

3.

Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost and net realizable value. Inventory net realizable value reserve expense charged to cost of sales in the year ended December 31, 2009 was $1.2 million (2008 – $1.4 million; 2007 – $0.6 million). As at December 31, 2009 and December 31, 2008, the Company had recorded inventory net realizable value reserves of $6.3 million and $2.8 million respectively.

During the year ended December 31, 2009, there was $0.6 million (2008 – $0.4 million) of write downs to inventory. No reversals of previously written down inventory were recorded in either period.

4.

Property and equipment

	2009			2008
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land, buildings and leasehold improvements	11,624	4,958	6,666	9,958	4,280	5,678
Computer equipment and software	20,751	19,721	1,030	20,488	19,059	1,429
Equipment and machinery	6,412	5,350	1,062	5,733	4,987	746
Furniture and office equipment	3,822	2,408	1,414	3,173	1,937	1,236
Automotive equipment	838	493	345	689	250	439
	43,447	32,930	10,517	40,041	30,513	9,528

5.

Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010. The Company’s capital is summarized as follows:

	December 31, 2009	December 31, 2008
Shareholders’ equity	142,627	139,323
Bank operating loan	26,549	34,948
Net working capital	136,583	142,838

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.

6.

Bank operating loan

The maximum amount available under this borrowing facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 3.0 times trailing 12 months earnings before interest, amortization and taxes as defined in the facility agreement. As at December 31, 2009, this ratio was 2.0 times (December 31, 2008 – 0.7 times) and the maximum available under this facility, was $51 million (2008 – $60 million). In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

The facility is collateralized by a general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain other restrictive covenants. As at December 31, 2009, the Company was in compliance with all covenants under its loan facility agreement.

7.

Long-term debt

As at December 31,	2009	2008
JEN Supply debt	290	500

The JEN Supply debt was issued as part of the acquisition consideration in 2007. The debt is unsecured and bears interest based on the floating Canadian bank prime rate and is repayable in 2012. Long term debt was reduced during the year pursuant to a settlement of certain purchase agreement indemnity claims.

8.

Commitments and Contingencies

The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

Period Due	Bank operating loan (note 6)	Long term debt (note 7)	Operating lease commitments	U.S.$ forward purchase contracts (note 13 (d))	Total
(000’s)
2010	26,549	–	7,447	930	34,926
2011	–	–	6,687	–	6,687
2012	–	290	5,963	–	6,253
2013	–	–	5,275	–	5,275
2014	–	–	4,627		4,627
thereafter	–	–	25,617	–	25,617
	26,549	290	55,616	930	83,385

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Future operating lease commitments include commitments aggregating $6.2 million over a 10 year period commencing in 2009 related to the lease of a branch location from an employee. Rental terms under the lease commitment are at market rates.

b)

The Company is involved in various lawsuits and has various contractual performance and product warranty obligations, the losses from which, if any, are not anticipated to be material to the consolidated financial statements.

9.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value. As at December 31, 2009, the Company had 17.6 million common shares, 1.2 million stock options and 0.4 million share units outstanding.

b)

Stock Options

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company. The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

Option activity for each of the years ended December 31 was as follows:

2009	2008	2007
	Number of Options (000’s)	Weighted average exercise price per share	Number of Options (000’s)	Weighted average exercise price per share	Number of Options (000’s)	Weighted average exercise price per share
Outstanding – beginning of year	1,294	5.80	1,262	5.78	804	3.59
Granted	–	–	75	6.26	646	7.90
Exercised	(59)	3.05	(13)	3.85	(177)	3.24
Forfeited	(40)	5.52	(30)	7.28	(12)	10.18
Outstanding – end of year	1,195	5.95	1,294	5.80	1,262	5.78
Exercisable – end of year	842	5.23	822	4.88	590	4.11

 A summary of stock options outstanding at December 31, 2009 is set out below:

	Outstanding stock options (000’s)			Exercisable stock options
Range of exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70 to $3.50	303	3.4 years	3.03	303	3.03
$4.60 to $6.50	686	6.7 years	5.85	440	5.52
$10.30 to $10.90	206	7.4 years	10.58	99	10.69
	1,195	6.0 years	5.95	842	5.23

There were no options granted during the year ended December 31, 2009. The fair value of common share options granted during the year ended December 31, 2008, was $274,000 (2007 – $2,242,000) and was estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions: Options vest one third or one fourth per year from the date of grant.

	2008	2007
Dividend yield	Nil	Nil
Risk-free interest rate	3.88%	3.93%
Expected life	5 years	5 years
Expected volatility	50%	50%

During the year ended December 31, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at December 31, 2009, the Company’s accrued stock option liability was $1,918,000 representing a $642,000 increase in compensation expense, since implementation of the cash settlement mechanism, over the equity obligation of $1,276,000 previously recorded to shareholders’ equity (contributed surplus) using the Black Scholes valuation model. As stock option obligations are now recorded as a liability on the Company’s balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (see note 9(e)).

Total stock option compensation expense recorded in 2009 was $1,358,000 (2008 – $843,000; 2007 – $528,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

c)

Share Unit Plans

The Company has restricted share unit (“RSU”), performance share unit (“PSU”) and deferred share unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent in exchange for a vested unit. RSUs and PSUs are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant. DSUs are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, which was introduced in 2009, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2009, the PSU performance adjustment was a negative reduction of 66% from target, resulting in a 103,000 unit adjustment. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. The contributed surplus balance is reduced as the vested units are settled. For 2009, the fair value of the Share Units granted, net of the PSU performance adjustment was $1,455,000 (2008 – $279,000; 2007 – $802,000) and $948,000 of compensation expense was recorded (2008 – $521,000; 2007 – $1,396,000).

RSU Plan activity for the year ended December 31, 2009, 2008 and 2007 was as follows:

	2009				2008			2007
	Number of Units				Number of Units			Number of Units
	RSU	PSU	DSU	Total	RSU	DSU	Total	RSU	DSU	Total
Outstanding at January 1	165	–	67	232	182	37	219	124	12	136
Granted	172	161	31	364	1	30	31	78	25	103
Performance adjustment	–	(103)	–	(103)	–	–	–	–	–	–
Exercised	(105)	–	–	(105)	(11)	–	(11)	(10)	–	(10)
Forfeited	(9)	(5)	–	(14)	(7)	–	(7)	(10)	–	(10)
Outstanding at December 31	223	53	98	374	165	67	232	182	37	219
Exercisable at December 31	33	–	98	131	73	67	140	29	37	66

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock. During 2009, 120,700 common shares were purchased by the trust (2008 – 300,095 common shares; 2007 – 40,200) at an average cost of $5.60 per share (2008 – $6.86 per share; 2007 – $8.08). As at December 31, 2009, the trust held 360,576 shares (2008 – 343,892).

d)

Normal Course Issuer Bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. During the year ended December 31, 2009, the Company purchased 553,710 shares at a cost of $5.17 per share for an aggregate cost of $2,863,000.

On December 23, 2009, the Company announced the renewal of the NCIB effective January 4, 2010, to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000’s)

	2009	2008	2007
Weighted average common shares outstanding – basic	17,750	18,255	18,337
Effect of Stock options	–	101	245
Effect of Share Unit Plans	203	205	225
Weighted average common shares outstanding – diluted	17,953	18,561	18,807

10.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2009	2008	2007
Accounts receivable	33,070	(10,997)	5,633
Inventories	27,042	(33,138)	12,974
Other current assets	5,800	(6,619)	79
Accounts payable and accrued liabilities	(46,702)	38,128	(25,214)
Income taxes payable	(4,434)	4,253	(1,667)
	14,776	(8,373)	(8,195)

11.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the years ended December 31	2009	%	2008	%	2007	%
Income before income taxes	8,944		32,442		20,865
Income taxes calculated at statutory rates	2,628	29.4	9,700	29.9	6,807	32.6
Non-deductible items	119	1.3	164	0.5	234	1.1
Capital taxes	19	0.2	56	0.2	44	0.2
Share based compensation	(70)	(0.8)	735	2.3	200	1.0
Adjustments on filing returns and other	(60)	(0.7)	40	0.1	13	0.1
	2,636	29.5	10,695	33.0	7,298	35.0

As at December 31, 2009, included in other current assets are income taxes receivable of $1,029,000 (2008 – $3,405,000 payable).

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

As at December 31	2009	2008
Assets
Property and equipment	852	855
Share based compensation	856	289
Other	127	395
	1,835	1,539
Liabilities
Goodwill and other	378	353
Net future income tax asset	1,457	1,186

The Company believes it is more likely than not that all future income tax assets will be realized.

12.

Related Parties

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms was as follows:

For the years ended December 31	2009	2008	2007
Cost of sales	6,703	10,680	9,253
Inventory	3,759	4,549	4,295
Accounts payable and accrued liabilities	991	759	313

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the year ended December 31, 2009, those costs totalled $765,000 (2008: $137,000; 2007: $24,000).

13.

Financial Instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At December 31, 2009, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit risk

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The aging of the trade receivable is a follows:

	December 31, 2009	December 31, 2008
Current	32,967	42,279
Less than 60 days overdue	25,766	44,760
Greater than 60 days overdue	6,398	8,892
Trade accounts receivable	65,131	95,931
Other accounts receivable	4,647	7,358
Less allowance for credit losses	(2,335)	(2,776)
Total accounts receivable	67,443	100,513

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31, 2009	December 31, 2008
Opening balance	2,776	1,454
Write offs	(1,026)	(1,216)
Recoveries	440	232
Increase during period	145	2,306
Closing balance	2,335	2,776

c)

Market Risk

The Company’s bank operating loan and long term debt bear interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at December 31, 2009, a change of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.2 million. The Company purchases certain products in U.S. dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses. As at December 31, 2009, a one percent change in the Canadian dollar relative to the U.S. dollar would be expected to have no meaningful impact on net income.

d)

Risk management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2009, the Company had contracted to purchase U.S. $930,000 at fixed exchange rates with terms not exceeding six months. The fair market value of the contract was nominal at December 31, 2009.

14.

Economic Dependency

In respect of the Company’s sales, 10% (2008 – 10%; 2007 – 11%) is derived from sales to one customer.

In respect of the Company’s purchases, 12% of the product purchased is derived from one supplier (2008 – 27%; 2007 – 28% being derived from product purchased from two suppliers).

15.

Defined Contribution Pension Plan

The Company contributes amounts based on employee salaries to a maximum of 6% and the amount deductible under the Income Tax Act, to employees registered retirement savings plans. Contributions in respect of this plan incurred and paid during the year were $772,000 (2008 – $683,000; 2007 – $737,000).

16.

Segment Reporting

The Company distributes oilfield equipment products principally through its network of 49 branches located in western Canada to oil and gas industry customers. Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

There are no material differences between Canadian GAAP net income and comprehensive income and U.S. GAAP net income and comprehensive income.

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2009	2008	2007
Shareholders’ equity under Canadian GAAP	142,627	139,323	118,220
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders’ equity under U.S. GAAP	141,245	137,941	116,838

i)

The restructuring provision adjustment relates to a 1995 transaction where restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were expensed in the statement of operations for U.S. GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995. This benefit was recorded as a reduction of goodwill for U.S. GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2009	2008
Goodwill (b)(i) and (b)(ii)	19,188	19,188
Retained earnings (b)(i) and (b)(ii)	100,581	96,412

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2009	2008
Trade payables	16,736	27,522
Accrued liabilities	19,963	49,514
Accrued compensation expense	1,790	6,222
Total accounts payable and accrued liabilities	38,489	83,258

d)

Statements of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

e)

Recent U.S. GAAP pronouncements

Topic 855 – Subsequent events

This statement sets out to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, this statement sets forth:

▲

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

▲

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

▲

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This statement applies to interim and annual financial periods ending after June 15, 2009. The Company will review subsequent events on a case by case basis going forward in line with current reporting practices and ensure compliance at each reporting period end.

The Company has considered possible material subsequent events up to January 28, 2010. There were no such events.

Five Years of Financial Data

(millions of Cdn $, except statistics and per share amounts)	2009	2008	2007	2006	2005
Sales	437.0	547.4	466.3	555.2	484.2
Gross profit	76.6	107.7	84.6	103.5	91.3
% of Sales	17.5	19.7	18.1%	18.6%	18.9%
Other expenses
Selling, general & administrative	64.2	71.6	58.1	63.3	55.3
Amortization	2.5	2.4	2.8	2.8	4.4
Interest expense	0.9	1.0	2.0	2.7	1.9
Other	0.1	0.2	0.8	0.1	0.0
Total other expenses	67.7	75.2	63.7	68.9	61.6
Income before income taxes	8.9	32.4	20.9	34.6	29.7
Income tax expense	2.6	10.7	7.3	11.7	10.8
Net income	6.3	21.7	13.6	22.9	18.9
% of Sales	1.4%	4.0%	2.9%	4.1%	3.9%
Earnings per share
Basic	0.36	1.19	0.74	1.27	1.09
Diluted	0.35	1.17	0.72	1.22	1.01
EBITDA (1)	12.4	35.8	25.7	40.1	36.0
% of Sales	2.8%	6.5%	5.5%	7.2%	7.4%
Current assets	175.1	229.5	179.5	187.8	180.0
Total assets	208.0	261.4	208.7	205.4	192.5
Net working capital Current assets less trade accounts payable and other accrued liabilities	136.6	142.8	134.7	120.2	115.1
Total debt Bank operating loan + long term debt + obligations under capital leases	26.8	35.5	45.7	35.4	43.8
Shareholders’ equity	142.6	139.3	118.2	102.5	75.9
Total debt to equity Total debt / total debt plus equity	15.8%	20.3%	27.9%	25.7%	36.6%
Return on equity Net income / average equity	4.4%	16.9%	12.3%	25.6%	29.1%

(1) See Management’s Discussion and Analysis on page 27 for a detailed description of EBITDA, a non GAAP measure.